Exhibit 99.6

COASTAL CONTACTS INC.

Schedule – Reconciliation to U.S. GAAP

As at October 31, 2011 and 2010 and for the years then ended

(Stated in Canadian Dollars)

(Audited)

COASTAL CONTACTS INC.

RECONCILIATION TO U.S. GAAP

October 31, 2011 and 2010

(Stated in Canadian Dollars)

(Audited)

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT

To the Directors and Shareholders of Coastal Contacts Inc.

We have audited the accompanying consolidated financial statements of Coastal Contacts Inc., which comprise the consolidated balance sheets as at October 31, 2011 and 2010, the consolidated statements of operations and comprehensive earnings (loss), deficit and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information and expressed an unmodified opinion on the consolidated financial statements on December 13, 2011. Those financial statements do not reflect the effects of events that occurred subsequent to the date of our report on those financial statements.

Opinion

Our audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The supplementary information included in the Schedule entitled “Reconciliation to U.S. GAAP”, is presented for purposes of additional analysis and is not a required part of the consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

/s/ KPMG LLP

Chartered Accountants

October 15, 2012
Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

On December 13, 2011, Coastal Contacts Inc. (the “Company”) issued its financial statements as at and for the year ended October 31, 2011 prepared in accordance with “Canadian GAAP” (Canadian Generally Accepted Accounting Principles (“previously issued financial statements”). Subsequent to December 13, 2011 the Company prepared the “Reconciliation to U.S. GAAP” (United States Generally Accepted Accounting Principles). Subsequent events have been evaluated and recognized or disclosed, as applicable, through December 13, 2011 in previously issued financial statements. The Company has evaluated subsequent events up to October 15, 2012. Events that would have an effect (recognized or disclosed) on those previously issued financial statements prepared in accordance with Canadian GAAP are disclosed in note c) to this schedule.

The following adjustments and additional disclosures would be required in order to present the financial statements in accordance with U.S. GAAP and with practices prescribed by the U.S. Securities and Exchange Commission as at October 31, 2011 and 2010 and for the years then ended.

Under U.S. GAAP, the balance sheets would be adjusted as follows:

CONSOLIDATED BALANCE SHEETS

	2011	2010
As at October 31	$000’s	$000’s

Total assets under Canadian GAAP	80,766	70,259
Goodwill (a)	4,135	4,087
Total assets under U.S. GAAP	84,901	74,346

Total liabilities under Canadian and U.S. GAAP	47,657	34,247

Total shareholders’ equity under Canadian GAAP	33,109	36,012
Issued and outstanding common shares (a)	4,660	4,660
Accumulated other comprehensive income (a)	(525)	(573)
Total shareholders’ equity under U.S. GAAP	37,244	40,099

Under U.S. GAAP, the net earnings (loss) and comprehensive earnings (loss) would be adjusted as follows:

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)

	2011	2010
Years ended October 31	$000’s	$000’s

Net earnings (loss) under Canadian GAAP	(4,924)	3,102
Share option-based compensation (b)	49	15
Net earnings (loss) under U.S. GAAP	(4,875)	3,117

	2011	2010
Years ended October 31	$000’s	$000’s

Net earnings (loss) under U.S. GAAP	(4,875)	3,117
Other comprehensive income (loss) under Canadian GAAP	372	(301)
Unrealized foreign exchange gain (loss) on translation of goodwill of self-sustaining foreign operations (a)	48	(24)
Comprehensive earnings (loss) under U.S. GAAP	(4,455)	2,792

Years ended October 31	2011	2010

Basic net earnings (loss) per share under U.S. GAAP	$(0.09)	$0.05
Diluted net earnings (loss) per share under U.S. GAAP	$(0.09)	$0.05

Weighted average number of shares outstanding under Canadian and U.S. GAAP
Basic	55,490,891	56,910,149
Diluted	55,490,891	58,101,504

Under U.S. GAAP, there would be no differences to any of the major sources (uses) of cash flows as disclosed under Canadian GAAP.

A description of certain significant differences between Canadian GAAP and U.S. GAAP follows:

a)             Acquisition of Lensway

On July 26, 2004, the Company completed the acquisition of all the shares of Lensway, a European retailer of contact lenses. The consideration paid included 13,195,000 restricted common shares of the Company.  The shares were subject to a pooling agreement for a period of 36 months after the closing date of July 26, 2004. Under Canadian GAAP, the fair value of the restricted common shares was determined by taking the market price of the shares, reduced by a 46% discount due to the restriction provisions associated with the common shares issued.   Under U.S. GAAP the use of a blockage discount is not appropriate.  Therefore for U.S. GAAP purposes, the Company recorded incremental goodwill on the acquisition of Lensway of $4,660,000 which represents no discount on the value of the restricted stock issued.  The adjustment to goodwill is subject to revaluation at each reporting date and the impact of the revaluation has been recorded in other comprehensive income.

b)             Share purchase option-based compensation

For U.S. GAAP purposes, all share purchase option-based payments to employees, including grants of employee share purchase options, are recognized in results from operations based on the fair values of options expected to vest. In calculating compensation to be recognized, U.S. GAAP requires the Company to estimate forfeitures. For Canadian GAAP, the Company accounts for forfeitures as they occur. The $49,000 (2010 - $15,000) adjustment relates to the difference in share purchase option-based compensation under U.S. GAAP for the year ended October 31, 2011, due to incorporating the effect of the estimated forfeitures.

The weighted average remaining contractual term for the outstanding options as of October 31, 2011 was 3.02 years (2010 — 3.02 years).

During the year, the fair value of the option grants was estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2011	2010

Dividend yield	0%	0%
Expected volatility	49.4%	53.9%
Risk free interest rate	2.12%	2.22%
Expected lives	5.0 years	5.0 years

There is no dividend yield because the Company does not pay, and does not plan to pay, cash dividends on common shares. The expected stock price volatility is based on the historical volatility of the average daily share closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior.

The weighted average grant date fair value for the options granted during the year ended October 31, 2011 was $0.98 (2010 — $0.64).

The total fair value of shares vested during the year ended October 31, 2011 was $0.7 million (year ended October 31, 2010 — $0.6 million).

There were no recognized tax benefits related to compensation costs from share purchase option-based payments recognized in the statements of operation for the years ended October 31, 2011 and 2010.

At October 31, 2011, total unrecognized compensation cost related to non-vested share purchase options granted prior to that date was $1.1 million (2010 - $0.7 million) which is expected to be recognized over 1.55 years.

The Company received cash from the exercise of share purchase options for the year ended October 31, 2011 of $1.1 million (2010 - $0.1 million). Upon option exercise, the Company issues new common shares from treasury. There is no related tax benefit realized from share purchase options exercised during the years ended October 31, 2011 and 2010.

The following table contains information with respect to the Company’s share purchase options:

			Aggregate
		Weighted average	Intrinsic
		exercise price	Value
	Number	$	$

Options outstanding, October 31, 2009	4,403,308	0.95
Granted	1,385,000	1.42
Exercised	(151,500)	0.97	68
Forfeited	(790,000)	1.10
Expired	(98,808)	1.00
Options outstanding, October 31, 2010	4,748,000	1.10	2,249
Granted	1,615,000	2.20
Exercised	(1,171,500)	0.98	1,926
Forfeited	(320,000)	1.15
Expired	—	—
Options outstanding, October 31, 2011	4,871,500	1.49	7,902

The intrinsic value of outstanding and exercisable share purchase options is calculated as the quoted market price of the share at the balance sheet date, or date of exercise, less the exercise price of the option.  The aggregate intrinsic value of options exercisable as of October 31, 2011 is $5.0 million (2010 - $1.7 million).

The following table summarizes information about the Company’s share purchase options outstanding as at October 31, 2011:

	Share purchase options outstanding			Share purchase options exercisable
Range of exercise price $	Number of common shares issuable	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of common shares issuable	Weighted average exercise price $

0.80 – 0.99	1,096,000	1.75	0.84	1,021,001	0.84
1.00 – 1.14	908,000	1.19	1.10	858,500	1.10
1.15 – 1.62	2,032,500	3.81	1.49	625,331	1.47
1.63 – 2.80	835,000	4.75	2.74	62,500	2.80
	4,871,500	3.02	1.49	2,567,332	1.13

The weighted average remaining contractual term for the exercisable options as at October 31, 2011 was 2.07 years (2010 – 2.25 years).

c)             Earnings per share

On August 30, 2012, the Company’s common shares were consolidated on the basis of two current common shares for one new common share.  All references to common shares outstanding, average number of common shares outstanding, per share amounts and share purchase options in the October 31, 2011 and in the October 31, 2010 financial statements and notes thereto, and the notes in this Schedule-Reconciliation to U.S.GAAP do not reflect the common share consolidation.

Reconciliation between basic and diluted earnings (loss) per share (pre-share consolidation effective August 30, 2012)

	2011	2010

Net earnings (loss) under U.S. GAAP (in thousands of dollars)	(4,875)	3,117
Weighted average number of shares used in computation of basic earnings (loss) per share	55,490,891	56,910,149
Weighted average number of shares from assumed conversion of dilutive options	—	1,191,355
Weighted average number of shares used in computation of dilutive earnings (loss) per share	55,490,891	58,101,504

Basic earnings (loss) per common share	$(0.09)	$0.05
Diluted earnings (loss) per common share	$(0.09)	$0.05

For the year ended October 31, 2011, 1,530,000 share purchase options (2010 — nil) were excluded from the calculation of diluted earnings per share as they would have had an anti-dilutive effect.

Proforma earnings per share — to reflect impact of share consolidation

Basic earnings (loss) per common share	$(0.18)	$0.11
Diluted earnings (loss) per common share	$(0.18)	$0.11

d)             Income taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under U.S. GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted tax rates for any of the periods presented.

Under U.S. GAAP the standard “Accounting for Uncertainty in Income Taxes” prescribes a recognition threshold and measurement criteria for the financial statement recognition of a tax position taken or expected to be taken in a tax return. The Company is required to determine whether it is more likely than not that a tax position will be sustained upon examination and such positions that meet this threshold will be measured at the most likely amount to be realized upon settlement. The Company has reviewed its tax positions and determined that the application of this standard does not result in any measurement adjustments for U.S. GAAP purposes.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.  The Company has not accrued interest or penalties related to uncertain tax positions as of October 31, 2011.

At October 31, 2011, we had gross unrecognized tax benefits of $2.8 million (2010 — $2.6 million).  This represents the amount of unrecognized tax benefits that, if recognized, would favourably impact the Company’s effective tax rate.

Below is a reconciliation of the total amounts of unrecognized tax benefits for the years ended October 31

	2011	2010
	$000’s	$000’s

Unrecognized tax benefits, beginning of year	2,648	2,951
Increases (decreases) — tax positions taken in prior periods	119	(212)
Increases — tax positions taken in current period	—	—
Settlements and lapse of statute of limitations	—	(91)
Unrecognized tax benefits, end of year	2,767	2,648

The Company and its subsidiaries file tax returns in several jurisdictions.  At October 31, 2011, the significant jurisdictions and the tax years subject to examination by tax authorities were as follows:

Years

Canada	2008 - present
Sweden	2007 - present
Netherlands	2007 - present
Australia	2006 - present
Singapore	2006 - present

The Company is domiciled in Canada and uses the Canadian statutory tax rate for its rate reconciliation. The income tax recovery consists of:

	2011	2010
	$000’s	$000’s

Canadian
Current	—	—
Deferred	—	—
	—	—
Foreign
Current	30	171
Deferred	(89)	(224)
	(59)	(53)
Total
Current	30	171
Deferred	(89)	(224)
	(59)	(53)

Additional and/or enhanced disclosures required under U.S. GAAP are as follows:

e)             Summary of significant accounting policies

Shipping costs

The Company’s shipping and handling costs are included in cost of sales when the order has been shipped to the customer.

Allowance for doubtful accounts receivable

The Company maintains an allowance for accounts receivable for estimated losses that may result from customers’ inability to pay. The amount of the allowance is determined by analyzing known uncollectible accounts, aged receivables and assessment of current economic conditions. Amounts later determined and specifically identified to be uncollectible are charged against this allowance.

Advertising expenses

The expenses related to advertising costs are expensed as incurred.

f)             Cash and cash equivalents restricted portion

The Company has the Canadian dollar equivalent of $1.4 million (2010 - $1.1 million) of cash on hand that is restricted as security for certain value added tax payments and retainers for professional services.

g)            Accounts receivable and allowance for doubtful accounts

The components of accounts receivable at October 31 were as follows:

	2011	2010
	$000’s	$000’s

Trade receivables	5,162	9,267
Less: allowance for doubtful accounts	(682)	(805)
	4,480	8,462
Sales tax receivable	376	—
Other receivables	1,236	608
	6,092	9,070

The movement in the allowance for doubtful accounts during the years ended October 31 were as follows:

	2011	2010
	$000’s	$000’s

Balance, beginning of year	805	894
Bad debt expense	1,043	1,299
Write-offs and settlements	(1,166)	(1,388)
	682	805

h)            Inventories

The components of inventories at October 31 were as follows:

	2011	2010
	$000’s	$000’s

Raw materials	13,754	5,015
Finished goods	12,474	12,521
	26,228	17,536

i)             Changes in non-cash working capital

	2011	2010
	$000’s	$000’s

Accounts receivable	3,110	(979)
Inventory	(8,588)	(2,125)
Prepaid expenses	46	(1,240)
Income taxes receivable	(177)	—
Accounts payable and accrued liabilities	10,331	6,634
Income tax payable	298	(514)
Deferred revenue	75	—
Deferred gain on disposition of property and equipment	(10)	373
	5,085	2,149

j)             Transition to International Financial Reporting Standards

The Company has adopted International Financial Reporting Standards (“IFRS”) effective November 1, 2010.  As a result, there will be no impact from future U.S. GAAP accounting pronouncements on the Company.